UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-40098

SCORE MEDIA AND GAMING INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

500 King Street West

Fourth Floor

Toronto, Ontario, Canada M5V 1L9

(416) 479-8812

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.2 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-253360).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	News Release of Score Media and Gaming Inc., dated February 24, 2021

99.2	Underwriting Agreement, dated February 24, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Score Media and Gaming Inc.

Date: February 25, 2021	By:	/s/ Benjamin Levy
		Name:	Benjamin Levy
		Title:	President and Chief Operating Officer